SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934
(Amendment No. 1)

Enphase Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

29355A 107
(CUSIP Number)

Kenneth Mahaffey, Esq.
Executive Vice President and General Counsel
SunPower Corporation
77 Rio Robles
San Jose, California 95134

Copies to:

Timothy G. Hoxie, Esq.
Jones Day
555 California Street, 26th Floor
San Francisco, California 94104
(415) 875-5810
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

NAI-1508175406v4    1

CUSIP No. 29355A 107    13D

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons SunPower Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4.	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,500,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,500,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,500,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.33%(1)
14	Type of Reporting Person CO
(1) Based on 121,974,905 shares of common stock, par value $0.00001 per share (“Common Stock”) outstanding as of July 23, 2019 as reported by Enphase Energy, Inc. (the “Issuer”) in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 30, 2019.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D filed by SunPower Corporation (the “Reporting Person”) with respect to the Common Stock on August 20, 2018 (the “Original Schedule 13D”). Except as set forth below, all previous Items remain unchanged. Capitalized terms used herein but not defined herein shall have the meanings given to them in the Original Schedule 13D.
Item 1.    Security and Issuer
The last sentence of Item 1 to the Original Schedule 13D is hereby amended and replaced as follows:

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SC 13D/A

The principal executive offices of the Issuer are located at 47281 Bayside Parkway, Fremont, California 94538.
Item 3.     Source and Amount of Funds or Other Consideration.
Item 3 to the Original Schedule 13D is hereby supplemented and amended by adding the following:
This Amendment No. 1 relates only to sales of Common Stock. The source and amount of funds by the Reporting Person to initially acquire Common Stock was previously reported in the Original Schedule 13D.
Item 4.    Purpose of Transaction
The information set forth in the cover pages and in Item 3 hereof is incorporated by reference into this Item 4.
The third paragraph of Item 4 to the Original Schedule 13D is hereby amended and restated in its entirety as follows:
The shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, as reported herein, were acquired for investment purposes. The Reporting Person retains the right to change its investment intent, from time to time, and to engage in transactions to acquire, sell, hedge, pledge, or use as collateral for one or more loans or credit facilities the shares of Common Stock or other securities of the Issuer owned by it, based on market conditions and other factors it may deem relevant. Except as described in Item 6 to the Original Schedule 13D, The Reporting Person currently has no other plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of the investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.
Item 5.    Interest in Securities of the Issuer
Item 5 to the Original Schedule 13D is hereby amended and restated in its entirety as follows:
(a) and (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned+
SunPower Corporation	6,500,000	0	6,500,000	5.33%

SC 13D/A

+Based on 121,974,905 shares of Common Stock outstanding as of July 23, 2019 as reported by the Issuer in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 30, 2019.
(c) The Reporting Person has made sales of shares of Common Stock during the last 60 days, as follows:

Reporting Person	Date	Number of shares of Common Stock	Price per share of Common Stock*	Minimum Price	Maximum Price
SunPower Corporation	7/11/2019	1,000	$19.75	$19.75	$19.75
SunPower Corporation	7/12/2019	45,000	$19.72	$19.76	$19.60
SunPower Corporation	7/15/2019	27,264	$19.81	$19.87	$19.60
SunPower Corporation	7/16/2019	267,678	$20.28	$20.57	$19.75
SunPower Corporation	7/17/2019	83,587	$20.48	$20.53	$20.40
SunPower Corporation	7/18/2019	155,471	$20.59	$20.77	$20.45
SunPower Corporation	7/19/2019	85,000	$21.02	$21.12	$20.91
SunPower Corporation	7/22/2019	100,200	$21.09	$21.25	$20.98
SunPower Corporation	7/24/2019	4,800	$19.85	$19.85	$19.85
SunPower Corporation	7/25/2019	10,000	$20.25	$20.25	$20.25
SunPower Corporation	7/26/2019	80,000	$20.63	$20.80	$20.35
SunPower Corporation	7/29/2019	65,000	$21.18	$21.25	$21.11
SunPower Corporation	7/30/2019	75,000	$21.38	$21.45	$21.30

SC 13D/A

*Price reflects the weighted average purchase price for multiple transactions that ranged between the minimum and maximum prices per share reported in the table. The Reporting Person undertakes to provide, upon request by the Commission Staff, full information regarding the number of shares purchased at each separate price.
(d) Not applicable.
(e) Not applicable.

SC 13D/A

SIGNATURES
After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: July 31, 2019
SUNPOWER CORPORATION

	By:	/s/ Manavendra S. Sial
Name: Manavendra S. Sial
Title: Executive Vice President and Chief Financial Officer